

Mail Stop 3010

March 5, 2010

Jennifer Magro
Chief Financial Officer and Director
Diversified Multi-Advisor Futures Fund, L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re:** **Diversified Multi-Advisor Futures Fund, L.P.**
> **(f/k/a Smith Barney Diversified Futures Fund L.P.)**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-26132**

Dear Ms. Magro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II, page 20

Management's Discussion and Analysis of Financial Condition …, page 20

Capital Resources, page 25

1. We note your response to comment 7 of our letter. We continue to believe that your disclosure in future filings should be revised to include a brief description of how you how you fund redemptions, similar to the description provided in your response.

Results of Operations, page 26

2.   We note your response to prior comment 8. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the partnership will affect the net asset value of the partnership. In addition, please describe period to period changes in interest income.

3.   Please confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

The Partnership's Trading Value at Risk, page 31

4.   Please revise future filings to provide an additional table that reflects value at risk for the Partnership's portfolio as a whole.

Part III, page 37

Item 10. Directors, Executive Officers and Corporate Governance, page 37

5.   We note your response to prior comment 10. Rule 405 defines the term executive officer, when used with reference to a registrant, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rita M. Molesworth, Esq. (*via facsimile*)